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                                       Filed by Lancaster Holdings Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                  Subject Company: Eastern Holding Company, Ltd.


                                                                   PRESS RELEASE

                              FOR IMMEDIATE RELEASE

CONTACTS: Robert M. McAlaine, Chairman, Educators Mutual Life Insurance Company
          (717) 391-5723

          or

          Alex Schneebacher, President, Educators Mutual Life Insurance Company

          (717) 391-5700

          Bruce M. Eckert, Chairman, Eastern Alliance Insurance Group
          (717) 239-1640
          (345) 949-7966

          or

          Michael L. Boguski, President, Eastern Alliance Insurance Group

          (717) 735-1642

           EDUCATORS MUTUAL LIFE INSURANCE COMPANY AND EASTERN HOLDING
                       COMPANY, LTD. ANNOUNCE COMBINATION

     LANCASTER, PA., MARCH 21, 2005 - Educators Mutual Life Insurance Company ("Educators Mutual") and Eastern Holding Company, Ltd. ("Eastern"), the parent company of Eastern Alliance Insurance Group, today announced the execution of a definitive agreement and the adoption by Educators Mutual of a related plan of mutual to stock conversion. Under the agreement and the plan, Educators Mutual will convert from mutual to stock form and become a wholly-

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owned subsidiary of a newly formed holding company. Immediately upon closing, the holding company will exchange cash and holding company common stock for the outstanding shares of stock of Eastern.

     The conversion of Educators Mutual and the acquisition of Eastern by the holding company are subject to the prior written approval of the Pennsylvania Insurance Department (the "Department"). Any approval of the plan of conversion by the Department does not constitute or imply endorsement of the mutual to stock conversion by the Pennsylvania Insurance Commissioner or the Department.

     The plan also must be approved by the affirmative vote of at least two-thirds of the votes cast at a special meeting of the eligible members of Educators Mutual. As defined in the plan, an eligible member of Educators Mutual is the owner of any policy in force on the date of the adoption of the plan, and any certificate holder (i.e., insured) under such policies. Educators Mutual adopted the plan on March 17, 2005.

     All holders of Educators Mutual policies issued and in force on March 17, 2005, and certificate holders under those policies are eligible members and will have the first right to purchase holding company common stock in a subscription offering. Shares not subscribed for in the subscription offering will be offered to the general public in a community offering conducted concurrently with the subscription offering, with preference given to residents of Lancaster County, Pennsylvania.

     The aggregate purchase price of holding company common stock to be sold in the subscription and community offerings will be based upon an independent appraisal of Educators Mutual. The appraisal will reflect the estimated consolidated pro forma market value of Educators Mutual as a subsidiary of the holding company. A preliminary appraisal will be part of the application filed with the Department. This appraisal will be updated prior to the offering to reflect more current financial information.

     Completion of the conversion also is conditioned upon the simultaneous acquisition of Eastern by the holding company. Pursuant to the agreement dated March 17, 2005, Eastern will merge with a subsidiary of the holding company and thereby become a wholly owned subsidiary of the holding company. Eastern shareholders will receive a per share purchase price in cash and holding company common stock equal to 1.28 times Eastern's fully diluted September 30, 2005 book value, subject to a limited adjustment to reflect any extraordinary fluctuation in the value of Eastern's investment portfolio at that date. The parties expect to close the

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transaction in late 2005, and the agreement contains a mechanism for adjusting the price if closing is delayed. The holding company stock issued in the merger will be valued at the price per share at which the shares are offered in the subscription offering. The parties intend to apply for listing of the holding company common stock on the NASDAQ stock market.

     The board of directors of the holding company consists of six members of the current Educators Mutual board and five members of the current Eastern board. Mr. McAlaine, the current chairman of Educators Mutual, is the chairman of the holding company board of directors. In addition, the following current Eastern officers are the officers of the holding company: Bruce M. Eckert-Chief Executive Officer; Michael L. Boguski-President and Chief Operating Officer; and Kevin M. Shook-Treasurer and Chief Financial Officer.

     Educators Mutual is a mutual life insurance company located in Lancaster, Pennsylvania that provides group life, dental and disability insurance to customers in sixteen states, primarily along the eastern seaboard. Educators Mutual is licensed to do business in 41 jurisdictions. Educators Mutual markets and distributes its products through independent general agencies and its subsidiary, IBSi, LLC to approximately 3100 independent producers. At December 31, 2004, Educators Mutual had total assets of $111.5 million, direct written premiums of $41.0 million, and total equity of $62.4 million.

     Mr. McAlaine, the chairman of Educators Mutual, stated: "As corporate residents of the same community, we have known the management of Eastern for a number of years and have been impressed with Eastern's strong, profitable growth. We are excited about the opportunities that a combination of our operations, coupled with the significant capital infusion from the conversion, will create."

     Eastern is a holding corporation that operates a domestic insurance group (Eastern Alliance Insurance Group) and an offshore specialty reinsurance company (Eastern Re). Eastern Alliance Insurance Group is located in Lancaster, Pennsylvania and specializes in workers compensation products and services. Eastern Alliance Insurance Group distributes its products through 55 independent agencies. As of December 31, 2004, Eastern had assets of $153.6 million, direct written premiums of $83.2 million and shareholders' equity of $41.7 million.

     Mr. Eckert, the Chairman and Chief Executive Officer of Eastern, stated:
"We look forward to the combination of our complementary business lines and the growth that will be spurred by the capital received in the conversion. Both Eastern and Educators Mutual have a similar focus on providing basic business insurance

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products to small and medium-sized companies in selected markets. We believe we can effectively leverage our respective distribution systems to cross-sell our expanded product offerings to a broader customer base in multiple jurisdictions."

     Eastern received investment banking advice from Griffin Financial Group LLC, and Stevens & Lee acted as Eastern's counsel. Educators Mutual used Keefe, Bruyette & Woods as its investment banker and Morgan Lewis & Bockius and Barley Snyder Senft & Cohen as counsel.

     In addition to historical information, this press release may contain "forward-looking statements" which are made in good faith by the holding company, Educators Mutual and Eastern pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to strategies, goals, beliefs, expectations, intentions, results of operations, future performance and business of the holding company, Educators Mutual and Eastern. Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements. The holding company, Educators Mutual and Eastern also caution that the foregoing factors are not all inclusive. The holding company, Educators Mutual and Eastern do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the holding company, Educators Mutual or Eastern.

     THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES OF THE HOLDING COMPANY, EDUCATORS MUTUAL OR EASTERN. SUCH OFFER WILL BE MADE ONLY BY MEANS OF A PROSPECTUS.